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                                                                  Exhibit 99.1

                             [K CAPITAL LETTERHEAD]



                                February 11, 2002


Peter Pitsiokos, Esq.
Executive Vice President, Secretary and General Counsel
Gyrodyne Company of America, Inc.
102 Flowerfield Street
St. James, NY  11780

         RE:      GYRODYNE COMPANY OF AMERICA, INC.

Dear Mr. Pitsiokos:

         We are very disappointed by management's misrepresentation of our intentions. We reiterate that we are not willing to pay any more than $20.00 per share to acquire Gyrodyne Company of America, Inc. ("GYRODYNE") given that management impaired the value of the company in late December. This is our best and final price and is not subject to any financing contingencies but is subject to due diligence. We do not intend to keep this option open for much longer.

         If management is not willing to sell the company at this time, we stand ready to sell our shares at $20.00 or higher per share despite the allegations in your recent letter to shareholders. As the largest shareholder of the company, we are disappointed that the management of Gyrodyne seeks to do nothing but maintain the status quo. We find it disingenuous that management insists on a course of action that prevents us from either buying the company or selling our stake.

                                                 Sincerely,

                                                 /s/ Abner Kurtin

                                                 Abner Kurtin